					Exhibit 12.1

SUMMIT FINANCIAL GROUP, INC.
Statement Regarding Computation of Ratios of Earnings to Fixed Charges and Preferred Dividends

	Year Ended December 31,
	2010	2009	2008	2007	2006

Earnings (loss) before income taxes	$(4,930)	$(2,881)	$2,009	$19,271	$16,078
Add fixed charges	39,636	46,194	49,582	52,453	44,490
Earnings before fixed charges and income taxes	$34,706	$43,313	$51,591	$71,724	$60,568

Fixed charges	$39,636	$46,194	$49,582	$52,453	$44,490
Preferred dividends	297	74	-	-	-
Fixed charges and preferred dividends	$39,933	$46,268	$49,582	$52,453	$44,490

Ratio of earnings to fixed charges	0.88	0.94	1.04	1.37	1.36
Ratio of earnings to fixed charges and preferred dividends	0.87	0.94	1.04	1.37	1.36

For purposes of determining the ratio of earnings to combined fixed charges and preferred dividends, earnings are defined as (a) the sum of pre-tax income (loss) from continuing operations, fixed charges, and amortization of capitalized interest, less the sum of (b) interest capitalized and preference security dividend requirements of consolidated subsidiaries.  Fixed charges means the sum of interest expensed and capitalized, amortized premiums, discounts and capitalized expenses related to indebtedness, and an estimate of the interest within rental expense and the amount of pre-tax earnings that is required to pay the dividends on outstanding preference securities.  The amount of interest within rental expense has been estimated to be one-third of such rental expense.